Mail Stop 4561

November 25, 2005

Mr. Leo F. Wells, III
President, Principal Executive Officer and Sole Director
Wells Capital, Inc.
6200 The Corners Parkway
Norcross, GA 30092

>   **Re: Wells Real Estate Fund I - XIII LP**
>   **Form 10-K for the year ended December 31, 2004**
>   **Filed March 31, 2005**

Dear Mr. Wells:

    We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief